Room 4561

November 9, 2006

Ms. Elizabeth M. Braham
Executive Vice President and Chief Financial Officer
Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, Kansas 66105

Re: **Epiq Systems, Inc.**
        Draft Amendment No. 2 to Registration Statement on Form S-3
        Submitted October 20, 2006
        File No. 333-133296

        Draft Amendment to Form 10-K for the year ended December 31, 2005
        File No. 0-22081

Dear Ms. Braham:

    We have reviewed your response letter dated October 20, 2006 and have the following comments.

Draft Amendment No. 2 to Registration Statement on Form S-3

Risk Factors

Substantially all of our Chapter 7 revenues are collected…, page 3

1.   We note your response to comment 1 of our letter dated July 13, 2006 and your discussions with the Office of Chief Accountant with respect to comment 11 of our letter dated July 13, 2006. It appears that your agreement(s) with Bank of America governs the payment of the aggregate fees owed by Bank of America for the aggregate deposits made with Bank of America by the trustees using your products and services. We further note your disclosure on page 3 that bankruptcy regulations discourage trustees from incurring direct administrative costs for computer system expense and that your products and services are provided to trustees at no direct charge. As your arrangement with Bank of America constitutes substantially all of your Chapter 7 revenues and comprised 21 percent of your total revenue for the year ended December 31, 2005, it appears Item 601(b)(10)(ii)(B) of Regulation S-K applies to your arrangement with Bank of America. Please file the primary agreement that governs this arrangement. We note your

contention that the deposits could easily be moved to other banks. As the arrangement with Bank of America currently serves as the source for most of your Chapter 7 revenues, it appears that such arrangement currently fits within the agreements contemplated under Item 601(b)(10)(ii)(B).

Item 17. Undertakings

2.   We note your revised disclosure in response to comment 2 of our letter dated July 13, 2006 and that you have included both undertakings set forth in Item 512(a)(5) of Regulation S-K. Please determine whether you are relying on Rule 430B or 430C with respect to this offering and provide the applicable undertaking.

Draft Amendment to Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Supplementary Data – Quarterly Financial Information, page 42

3.   Your response and revised disclosure in response to comment 7 of our letter dated July 13, 2006 indicate that you plan on complying with Item 302(a)(1) of Regulation S-K by disclosing your quarterly operating expense and income from continuing operations. However, this disclosure does not provide the appropriate data to enable users to compute gross profit and, therefore, does not satisfy the requirements of Item 302(a)(1). We refer you to SAB Topic 6.G.1.a, Question 3. Revise your quarterly financial information disclosure to comply with the aforementioned guidance.

4.   Your response to comment 7 of our letter dated July 13, 2006 also states, "all depreciation and software amortization is tracked and presented as a separate expense line item." Therefore, it appears your cost of services financial statement caption excludes depreciation and amortization. If this is correct, revise to disclose this exclusion pursuant to SAB Topic 11.B. In addition, the amount of depreciation and amortization excluded from cost of services should be disclosed in your footnotes.

Consolidated Statements of Income, page F-3

5.   Your response to comment 8 of our letter dated July 13, 2006 states that your "revenues do not include revenue from the sale of any products." However, we note that you provide proprietary case management software, related equipment and services to your Chapter 7 bankruptcy trustee clients. Although you are primarily paid for the delivery of software, related equipment and services in these arrangements based on volume-based fees, revenue appears to be generated from the delivery of these products and services. Therefore, since it appears your revenues do include revenue from the sale of products, it does not appear your current presentation complies with Rule 5-03(b)(1) of Regulation S-

X. If your revenue caption includes "bundled" products and services that cannot be separated for Rule 5-03 presentation purposes, the revenue and cost of sales line items for the "bundled" fee arrangement should be sufficiently descriptive and accompanied by explanatory footnote disclosure. In addition, your revenue recognition footnote should describe how such arrangements are presented on the face of the income statement. Revise as appropriate.

6.   We note your response to comment 9 of our letter dated July 13, 2006, which indicates that you believe it is appropriate to continue to disclose the single line item for cost of sales. However, you are required to disclose cost of sales relating to reimbursed direct costs revenue pursuant to Rule 5-03(b)(2)(e) of Regulation S-X. Revise as appropriate.

Revenue Recognition, page F-9

7.   Your response to comment 11 of our letter dated July 13, 2006 states that you will supplement your response after you have completed discussions with the Office of Chief Accountant with respect to your revenue recognition policy for case management volume-based fees. We also note you will update your related revenue recognition policy based on your discussions with the Office of Chief Accountant, in response to comment 14 of our letter dated July 13, 2006. Please be advised, we may have additional comments on your supplemented responses.

*   *   *   *

As appropriate, please amend your registration statement and periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Richard M. Wright, Jr.
        Gilmore & Bell, P.C.
        2405 Grand Boulevard, Suite 1100
        Kansas City, Missouri 64108
        Telephone: (816) 221-1000
        Facsimile: (816) 221-1018